Mail Stop 4561

December 27, 2007

David T. Gulian, President and Chief Executive Officer
InfoLogix, Inc.
101 East County Line Road, Suite 210
Hatboro, PA 19040

> **Re:** **InfoLogix, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 21, 2007**
> **File No. 333-147569**
>
> **Registration Statement on Form S-3**
> **Filed November 30, 2007**
> **File No. 333-147758**
>
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 29, 2007**
> **File No. 333-125575**

Dear Mr. Gulian:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statements on Form S-3

Part I

Selling Stockholders

1. We note your assertion in the registration statement assigned file no. 333-147569 that you will provide information regarding "additional selling shareholders" in an amendment to the registration statement or in a prospectus supplement. Please explain the basis on which you intend to add the information required by Item 507 of Regulation S-K relating to the additional selling shareholders after the effective date of the registration statement. Unless the company satisfies the requirements of Rule 430B of Regulation C, it must provide the Item 507 information in a pre-effective amendment. All shareholders must be identified, and the number of shares offered by each as well as post-transaction beneficial ownership must be stated, except that Item 507 disclosure may be made on a group basis where the aggregate holding of the group is less than one percent of the outstanding shares prior to the offering. See Telephone Interpretation I.59 of our July 1997 Manual of Publicly Available Telephone Interpretations. The aggregate shares offered, as listed in the selling stockholder table, should equal the number of shares listed in the fee table and on the cover page of each registration statement. Please revise your filings as necessary, or advise.

2. Please tell us whether any of the selling stockholders listed in your registration statements on Form S-3 is an affiliate of a registered broker-dealer. If so, disclose in the applicable registration statement whether such broker-dealer affiliate purchased the securities to be resold in the ordinary course of business, and whether it had any agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase. If InfoLogix is unable to make these representations in the prospectus with respect to any broker-dealer affiliate, identify that seller as an underwriter in the prospectus.

3. The text of the registration statement assigned file no. 333-147569 indicates that Barry Honig currently holds 125,000 shares of InfoLogix common stock, yet the other registration statement, which has been assigned file no. 333-147758, indicates that Mr. Honig holds 340,000 shares. Please revise your filings to reconcile this apparent inconsistency, or advise.

4. It appears from the disclosure on page 32 of registration statement no. 333-147758 that the Lubert Family Foundation will be the selling shareholder for the registered distribution of 2,083,333 shares. As such, it appears that this entity should be named as the selling shareholder and that the natural person(s) who exercise sole or shared voting and dispositive powers over the shares that will be held of record by the Lubert Family Foundation should be identified. Please revise or advise.

Part II

Undertakings

5. We note that neither of your registration statements includes any of the undertakings set forth in Item 512(a)(5) or Item 512(b) of Regulation S-K. It appears, however, that Rule 430C of Regulation C is applicable to the company and its proposed offerings, and that the Rule 512(a)(5)(ii) undertakings should accordingly be presented in your registration statements. In addition, both of your registration statements incorporate subsequent Exchange Act documents by reference and should therefore include the Item 512(b) undertakings. Please revise your filings to include all applicable undertakings required by Item 512.

Form 10-K

Item 9A. Disclosure Controls and Procedures, page 60

6. We note your statement that your chief executive officer and your chief financial officer "concluded that the company's disclosure controls and procedures were designed to ensure that the information the Company is required to disclose in its reports under the Exchange Act is recorded, processed and reported in an accurate manner and on a timely basis…." It does not appear from your disclosure that your certifying officers have reached a conclusion as to whether your disclosure controls and procedures are *effective*. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

As appropriate, please amend your filings in response to these comments. Your responsive amendments should also include marked copies of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

David T. Gulian
InfoLogix, Inc.
December 27, 2007
Page 4

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider written requests for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on such request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (215) 988-2757
        Stephen T. Burdumy, Drinker Biddle & Reath LLP